11/13/14

14041878

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

*

SEC FILE NUMBER
8-69093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/04/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Motilal Oswal Securities International Private Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 HIGHLAND AVE
(No. and Street)

MONTCLAIR (City) N.J. (State) 07042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES B. AHLFELD 212-485-5989
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUM SMITH + BROWN
(Name – *if individual, state last, first, middle name*)

465 SOUTH STREET (Address) MORRISTOWN (City), N.J. (State) 07960 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 13 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/17/14

OATH OR AFFIRMATION

I, CLIFFORD H. GOLDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED, as of 10th JUNE, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

6/10/14

Notary Public

JAMES CHIN
Notary Public - State of New York
NO. 01CH6289961
Qualified in Richmond County
My Commission Expires Sep 30, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Motilal Oswal Securities International Private Limited

Financial Statements
Public Pursuant to Rule 17a-5(e) (3) of the
Securities Exchange Act of 1934

Period January 4, 2013 to March 31, 2014

Motilal Oswal Securities International Private Limited

Table of Contents
March 31, 2014

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Shareholder
Motilal Oswal Securities International Private Limited

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Motilal Oswal Securities International Private Limited as of March 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

WS+B

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Motilal Oswal Securities International Private Limited as of March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Withum Smith+Brown, PC

June 10, 2014

Motilal Oswal Securities International Private Limited
STATEMENT OF FINANCIAL CONDITION
March 31, 2014

Assets		
Cash and cash equivalents	$ 684,748	
Prepaid Service tax	1,670	
Prepaid MAT entitlement	15,174	
Prepaid TDS tax	18,566	
Deferred Taxes Receivable	40,495	
Prepaid expenses and other assets	3,557	
Total Assets		$ 764,210
Liabilities and Shareholder's Equity		
Liabilities		
Accrued expenses and other	$ 78,391	
Total Liabilities		$ 78,391
Shareholder's Equity		
Common stock, $0.2028 par value		
10,000,000 authorized, 4,569,200 shares issued & outstanding	926,944	
Accumulated deficit	(116,034)	
Accumulated other comprehensive loss	(125,091)	
Total Shareholder's Equity		685,819
Total Liabilities and Shareholder's Equity		$ 764,210

The accompanying notes are an integral part of this financial statement.

NOTE 1 - DESCRIPTION OF BUSINESS

Motilal Oswal Securities International Private Limited (the "Company") is a corporation formed under Indian law and is a wholly owned subsidiary of Motilal Oswal Securities Limited, (the "PARENT") a brokerage firm located in India and registered with SEBI, NSE and BSE. The Company's principal place of business is in Mumbai, India. The Company acts as a broker dealer for US institutional investors and institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity to its Parent. The Company also distributes research prepared by the Parent to such major US institutional investors and serve as a "chaperoning" broker dealer pursuant to Rule 15a-6 (a)(3).

The Company is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The Company's operating cash account is maintained in Indian Rupees and is not subject to FDIC rules and regulations. The cash balance is subject to currency fluctuations vs the USD.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on their contracted values and the short-term maturity of these instruments.

(d) Income Taxes

The Company files tax returns in India and is subject to income tax examination by the taxing jurisdiction. Additionally, the Company is required to file taxes in the U.S. and is subjsect to certain minimum taxes. The Company had no uncertain tax positions at March 31, 2014, and there were no tax related penalties or interest for the period reported in these financial statements.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has net operating loss carryforwards available to reduce future taxable income. Future tax benefits associated with net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. This determination is based on the expectations that related operations will be sufficiently profitable or various tax, business or other planning strategies will enable the Company to utilize the net operating loss carryforwards. To the extent that available evidence raises doubt about the realization of a deferred tax asset a valuation is established.

(e) Concentration, Risk and Credit Risk

All of the Company's Advisory fee income was received from its Parent. Additionally, activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues.

(f) Revenue and Expense Recognition

The Company serves as a "chaperoning" broker dealer pursuant to Rule 15a-6(a)(3). The Company earns fees from its Parent in accordance with the related service level agreement. The Company will not receive any compensation directly from US clients, and the Company will disclose to its clients that it will receive remuneration for its services from the Parent.

(g) Foreign Currency

Results of operations have been translated from its local currency, Indian Rupees to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate at the reporting date. Gains and losses resulting from

translating foreign currency financial statements are reported as accumulated other comprehensive income (loss) and are shown as a separate component of stockholder's equity. Foreign currency gains are included in earnings in the amount of $876 for the period January 4, 2013 through March 31, 2014.

(h) Prepaid Taxes

In accordance with the income tax laws applicable to the Company, certain taxes have been withheld and provided to the government and are reflected as prepaid taxes on the statement of financial condition.

NOTE 3 – NET CAPITAL REQUIREMENTS.

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2014, the Company had net capital of $474,636 which was $224,636 in excess of its required net capital of $250,000. The Company's net capital ratio of aggregate indebtedness to net capital was .17 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS.

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

The Company received from its Parent $303,397 in the form of Advisory Fees during the period January 4, 2013 through March 31, 2014.

The Company paid to the Parent Rent of approximately $15,000 and Business Support Fees of approximately $3,800 during the period January 4, 2013 through March 31, 2014.

NOTE 5 – COMMITMENT

The Company is obligated under an operating lease for office space in Mumbai, India which expires June 30, 2016.

Future minimum annual lease payments under this operating lease are as follows:

Years Ending March 31,	
2015	$12,334
2016	12,334
2017	3,059
	$27,527

Rent expense for the period January 4, 2013 through March 31, 2014 amounted to approximately $15,000 under this lease.

NOTE 6 – INCOME TAXES

The provision for income taxes consistes of the following for the period January 4, 2013 through March 31, 2014:

Current expense	$-0-
Deferred expense	29,705
Provision (benefit) for income taxes	$29,705

The Company's total deferred tax assets and liabilities at March 31, 2014 are as follows:

Deferred tax assets	$40,495
Valuation allowance	----
	40,495
Deferred tax liabilities	----
Net deferred income tax asset	$40,495

As of March 31, 2014 the Company had net operating loss carryforwards of approximately $6,400 which are expected to expire in 2021. The Company also has start up expenses of approximately $125,000 that will be written off for tax purposes over the next four years. The Company expects to fully utilize the existing net operating losses and therefore did not establish a valuation allowance for the related tax asset as of March 31, 2014.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of financial statement issuance. Based on the evaluation, the Company has determined that no subsequent events have occurred which require disclosure in these financial statements.